EXHIBIT 99.3

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

Immediate report - Bezeq's guarantee of D.B.S.'s Debentures (Series B and C)

Immediate notification is hereby provided that on August 30, 2015, the Company's Board of Directors approved the granting of a guarantee by the Company to secure the undertakings of the subsidiary, D.B.S. Satellite Services (1998) Ltd. ("D.B.S.") to make full payment of its remaining debts to holders of D.B.S.'s Debentures (Series B and C) (an estimated total of NIS 1.05 billion and approximately NIS 307 million, respectively) (the "Debentures"), against a reduction in the annual interest rate bearing on the Debentures (by 0.5%-1%, respectively), and cancellation of collateral and certain terms in the trust deeds and the Debentures, all in accordance with the terms of the trust deeds for the Debentures. In this regard, the Company is making arrangements to execute the appropriate guarantees. For the terms of the aforementioned Debentures, see also section 5.15 of Chapter A of the 2014 periodic report.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.